Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110
September 18, 2020
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Pioneer Series Trust XII
Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A
(File Nos. 333-42105 and 811-08547)
Ladies and Gentlemen:
On behalf of Pioneer Series Trust XII, a Delaware statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 39 to the Registration Statement for the Trust (the “Amendment”) on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment relates to the following series of the Trust:
Pioneer MAP – High Income Municipal Fund (the “Fund”)
The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act, for the purpose of registering the fund as a new series of the Trust, and is expected to become automatically effective 75 days after the filing.
Please contact the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions or comments relating to the filing.
Very truly yours,
/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz
cc:	Christopher J. Kelley, Esq. Toby R. Serkin, Esq.
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